
October 21, 2014

<u>Via E-Mail</u>
Mr. Vincent Genovese
President and Chief Executive Officer
NAC Global Technologies, Inc.
4720 Salisbury Road
Jacksonville, FL 32256

>   **Re: NAC Global Technologies, Inc.**
>   **Current Report on Form 8-K**
>   **Filed May 5, 2014**
>   **File No. 0-49655**

Dear Mr. Genovese:

    We have completed our review of the Form 8-K and related filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings, and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information that the Securities Exchange Act of 1934 and all applicable rules require.

>   Very truly yours,
>
>   /s/ Pamela A. Long
>
>   Pamela A. Long
>   Assistant Director